Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated October 8, 2013, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Active Network, Inc.

at

$14.50 Net Per Share

by

Athlaction Merger Sub, Inc.,

a direct wholly-owned subsidiary of

Athlaction Holdings, LLC

a limited liability company affiliated with

Vista Equity Partners Fund III, L.P.

and

Vista Equity Partners Fund IV, L.P.

Athlaction Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Athlaction Holdings, LLC (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Active Network, Inc., a Delaware corporation (the “Company”), at a price of $14.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2013 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Parent is affiliated with Vista Equity Partners Fund III, L.P., a Delaware limited partnership, and Vista Equity Partners Fund IV, L.P., a Delaware limited partnership. Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other institution should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 6, 2013 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 5, 2013), UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2013, by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger as a direct wholly - owned subsidiary of Parent (the “Surviving Corporation”), and each outstanding Share (other than Shares owned by Parent, Purchaser or the Company (or held in its treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is conditioned upon, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 p.m., New York City Time, on November 5, 2013) (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time one share more than 50% of the sum of (x) all Shares then outstanding, and (y) all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”), (b) the eighteen (18) consecutive business day marketing period (the “Marketing Period”) for the Debt Financing (as defined below) is completed, (c) the receipt by Parent (either directly or through its subsidiaries) of proceeds under an amended and restated debt commitment letter, dated as of October 5, 2013, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Bank of Montreal and BMO Capital Markets Corp. (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lenders party thereto have committed to lend the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated by the Merger Agreement (the “Debt Financing”) (or any alternative financing) (the foregoing condition is referred to as the “Financing Proceeds Condition”), (d) the expiration or termination of any waiting period (or extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (e) there not being any law, order, writ, injunction, judgment, decree or ruling (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to a number of other conditions. Parent and Purchaser can waive some of the conditions to the Offer without the consent of the Company. Parent and Purchaser cannot, however, waive the Minimum Condition without the consent of the Company.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger.

On September 28, 2013, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the time of acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer; (iv) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; (v) authorized and approved the Top-Up Option (as defined below) and the issuance of the Shares subject to the Top-Up Option; and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. However, if Parent and the Company determine that the acceptance for payment by Purchaser of all Shares validly tendered and not validly withdrawn in the Offer occurs but the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully-diluted basis in the Offer (which would permit the Merger to be completed without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL), then under the Merger Agreement the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated, to purchase at a price per share equal to the Per Share Amount an aggregate number of validly issued, fully paid and nonassessable Shares equal to up to the number of then-available authorized and unissued Shares. Purchaser may not exercise the Top-Up Option unless immediately after such exercise and the issuance of the Shares pursuant to the Top-Up Option, Purchaser and Parent would own at least 90% of the Shares outstanding and unless Purchaser, among other things, irrevocably commits upon acquisition of the Top-Up Shares to immediately effect the Merger.

The Top-Up Option is intended to expedite the timing of the completion of the Merger in the event the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL by permitting Purchaser to effect a “short-form” merger without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. Upon the terms and subject to the conditions set forth in the Merger Agreement, in the event that, following consummation of the Offer and the exercise of the Top-Up Option, the adoption of the Merger Agreement by the stockholders of the Company is not required by applicable law in order to consummate the Merger, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with applicable Delaware law without convening a meeting of the stockholders of the Company.

Subject to the provisions of the Merger Agreement and applicable law, Purchaser and Parent expressly reserve the right to waive (in whole or in part) any Tender Offer Condition (as described in the Offer to Purchase), to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by the Company, Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) amend or modify any of the Tender Offer Conditions in a manner that is adverse to the holders of Shares or impose conditions to the Offer in addition to the Tender Offer Conditions, (v) amend, modify or waive the Minimum Condition, or (vi) extend or otherwise change any time period for the performance of any obligation of Purchaser or Parent (including the Expiration Time) in a manner other than pursuant to and in accordance with the Merger Agreement.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities Exchange Commission or its staff, any rule or regulation of the New York Stock Exchange, or any other applicable law, in each case, applicable to the Offer. If, as of the scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser may, in its sole discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied. In addition, Purchaser has the right, in its sole discretion, to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Purchaser have waived the Financing Proceeds Condition, (y) all of the Tender Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Time, but subject to the satisfaction or waiver of such conditions) and (z) the Debt Financing (or any alternative financing contemplated by the Merger Agreement) has not actually been received by Purchaser or Parent. Purchaser also has a one-time right to extend the Offer for a period of up to five (5) business days if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled Expiration Time of the Offer and (y) all of the other Tender Offer Conditions have been satisfied or waived at the then scheduled Expiration Time of the Offer. If, as of the then-scheduled Expiration Time, any Tender Offer Condition has not been satisfied or waived, then, at the request of the Company, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied or waived.

In any case, Parent and Purchaser will not be (i) required to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer until the Marketing Period has been completed, (ii) required to extend the Offer beyond March 28, 2014 or (iii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and March 28, 2014 without the prior written consent of the Company.

If Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, but Parent and the Company determine that the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and the number of Shares that have been validly tendered and not properly withdrawn in the Offer, together with any Shares then owned by Parent or any Subsidiary of Parent (assuming exercise of the Top-Up Option in full and excluding from such ownership Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), is less than 90% of the outstanding Shares, then Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act and one or more extensions thereof.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of the Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided therein. Thereafter, except as otherwise provided in the Offer to Purchase, tenders of Shares made pursuant to the Offer to Purchase are irrevocable.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the expiration of the Offer. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Shares have been tendered for the account of an eligible institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the Offer to Purchase.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash as payment for the Shares pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its or his or her own tax advisor regarding the United States federal income tax consequences of the Offer and the Merger to it in light of its, his or her particular circumstances, as well as the income or other tax consequences that may arise under the laws of any United States local, state or federal or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

October 8, 2013